SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)1



                             PNI TECHNOLOGIES, INC.
                                (Name of Issuer)


                      Common Stock, no par value per share
                         (Title of Class of Securities)


                                    739905107
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[  X ]   Rule 13d-1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   739905107

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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Centennial Fund IV, L.P.

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ___

 (b) ___

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3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
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Number of                  5. Sole Voting Power:     114,075
Shares
Beneficially               6. Shared Voting Power:
Owned by
Each Reporting             7. Sole Dispositive Power:         114,075
Person With
                           8. Shared Dispositive Power:

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

114,075

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

..01%

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12. Type of Reporting Person (See Instructions)

PN

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CUSIP No.   739905107

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Centennial Holdings IV, L.P.

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

 (a) ___

 (b) ___

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------

Number of                  5. Sole Voting Power:     114,075
Shares
Beneficially               6. Shared Voting Power:
Owned by
Each Reporting             7. Sole Dispositive Power:         114,075
Person With
                           8. Shared Dispositive Power:

--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

114,075

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

..01%

--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

PN

--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:

         PNI Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         5801 Goshen Springs Rd., Ste. D, Norcross, GA  30071

Item 2(a).  Name(s) of Person(s) Filing:

1. Centennial Fund IV, L.P., a Delaware limited partnership ("Fund IV"), by virtue of its direct beneficial ownership of certain warrants to acquire the Issuer's common stock (the "Shares");

2. Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of being the sole general partner of Fund IV.

Fund IV and Holdings IV are collectively referred to as the "Reporting Persons."

Steven C. Halstedt, Jeffrey H. Schutz and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Individual Partners"). By virtue of the relationships described above and their roles with the Reporting Persons, each of the Individual Partners may be deemed to control the Reporting Persons and may be deemed to possess indirect beneficial ownership of the Shares held by Fund IV. However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund IV, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Fund IV.

Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 Fifteenth Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         739905107

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);

(e) An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
   (15 U.S.C. 80a-3);

(j) Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4.  Ownership.

(a) Amount beneficially owned:

As of December 31, 2002, Fund IV directly beneficially owned 114,075 warrants. Each warrant entitles Fund IV to purchase one Share. By virtue of the relationships described in this Statement, Holdings IV may be deemed to beneficially own the warrants directly beneficially owned by Fund IV.

(b) Percent of class:

The 114,075 warrants directly beneficially held by Fund IV as of December 31, 2002 represent approximately .01% of the 16,520,417 shares of common stock, no par value, outstanding as of August 20, 2001, according to the most recent quarterly report on Form 10-Q filed by the Issuer. . (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 114,075 (Fund IV) 114,075 (Holdings IV)

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 114,075 (Fund IV) 114,075 (Holdings IV)


(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable

Item 9.  Notice of Dissolution of Group.

                  Not applicable

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         February 12, 2003
                             (Date)



                          /s/ Steven C. Halstedt
                                   (Signature)

                            Steven C. Halstedt,
                            as general partner of Centennial Holdings IV, L.P., the general partner of Centennial Fund IV, L.P. (Name/Title)